Louis A. Brilleman, P.C.
110 Wall Street, 11th Floor
New York, NY 10005-3817
Phone: 212-709-8210
Fax: 212-943-2300

February 12, 2010

VIA EDGAR

Mr. David R. Humphrey
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Coda Octopus Group, Inc. (the “Company”) Form 10-K for the year ended October 31, 2008 (the “Form 10-K”) File No. 000-52815

Dear Mr. Humphrey:

This letter is in response to the letter dated January 14, 2010 by the accounting staff of the Securities and Exchange Commission (the “Staff”) with comments on the responses of the Company dated December 14, 2009.

Form 10-K for the Year Ended October 31, 2008

1.  The Company advises the Staff that the Summary Compensation Table in Item 11 of the Form 10-K only shows the compensation for certain of its executive officers as required under Regulation S-K.  As noted in our prior response, “Corporate” consisted of up to 10 people, most of which were not required to be included in that table.

See below for a revised SG&A table by segment.

	FY 2008 to October
	Contracting	Products	Corporate
Rent & Utilities	$291,114	$165,025	$156,560
Office Expenses	144,720	154,012	332,611
Payroll	2,286,516	1,529,245	2,055,700
Insurance	235,444	46,820	106,226
Professional Fees	87,002	10,221	1,578,088
Forex	(73,754)	136,003	642,935
Marketing	86,167	200,019	824,593
Amortization	263,632	76,216	198,186
Stock Compensation	116,899	6,037	939,286
Travel Expenses	148,022	89,467	364,870
Sale of Asset	874	1,688	3,810

Totals	3,586,636	2,414,753	7,202,865

Mr. David R. Humphrey
Securities and Exchange Commission
February 12, 2010

Form 10-Q for the Quarterly Period Ended July 31, 2009

2. On July 31, 2009, the Company’s market capitalization was approximately $4.5 million, and on October 15, 2009, it was approximately $1.5 million.

On September 22, 2009, the Company received an ineligibility notice from the Finra, the self regulatory agency that governs the OTC Bulletin Board, as a result of the Company's being delinquent in its reporting obligations three times in a 24 month period. As a consequence, the Company's common stock was removed from quotation on the OTC Bulletin effective at the open of business on October 1, 2009.
Reference to the removal of the Company’s common stock from the OTC Bulletin Board was made on page 34 of the Quarterly Report on Form 10-Q for the quarter ended July 31, 2009.  More extensive disclosure regarding the removal should have been included in, but was inadvertently omitted from the Company’s Current Report on Form 8-K that was filed on September 25, 2009.  Upon discovering the omission, the Company filed an amendment to such Form 8-K on January 29, 2010 in which the requisite disclosure was made.

3. The Company’s reorganization plan and efforts continues and is disclosed in detail in the Company’s Annual Report on SEC Form 10-K for the year ended October 31, 2009. In connection with the plan, the previously disclosed Cash Control Framework Agreement with the Company’s principal creditor was extended for a further period of 12 months and now expires on March 16, 2011.

As a result of the Company’s reorganization into two geographic segments, the Company accounts for and evaluates the fair value of goodwill attributed to each segment and reporting units separately.   In connection with the preparation of its financial statements for the year ended October 31, 2009, the Company engaged an independent third party to appraise the fair value of the goodwill attributed to the   Company’s separate segments, Coda Octopus Colmek and Coda Octopus Martech as of October 31, 2009. As a result of the valuations, the Company determined the fair value of each segment of goodwill exceeded their respective carrying values at October 31, 2009.

Mr. David R. Humphrey
Securities and Exchange Commission
February 12, 2010

As noted previously, Jody Frank is no longer with the Company.  Therefore, kindly address future correspondence to Geoffrey Turner, Chief Executive Officer.

Please contact the undersigned at 212-709-8210 if you need any addition al information.

Very truly yours, /s/ Louis A. Brilleman

cc:	Geoffrey Turner (Coda Octopus Group, Inc.)